SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period February 28, 2007 to March 16, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Pengrowth Energy Trust Business Acquisition Report dated March 16, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 16, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

PENGROWTH ENERGY TRUST
FORM 51-102F4
BUSINESS ACQUISITION REPORT
Identity of Company

1.1	Name and Address of Company

Pengrowth Energy Trust 2900, 240 – 4th Avenue S.W. Calgary, AB T2P 4H4

1.2	Executive Officer

Mr. James S. Kinnear, Chairman, President and Chief Executive Officer of Pengrowth Corporation, the administrator of Pengrowth Energy Trust, is knowledgeable about the significant acquisition and this Report and may be reached at (403) 233-0224.

Details of Acquisition

2.1	Nature of Business Acquired

On January 22, 2007, Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), acquired certain assets from ConocoPhillips Canada (collectively, the “CP Assets”) for a total purchase price of $1.0375 billion prior to adjustments (the “ConocoPhillips Acquisition”). The ConocoPhillips Acquisition was completed through the purchase by a wholly-owned subsidiary of Pengrowth, 1275708 Alberta Ltd. (the “Pengrowth Subsidiary”), of all of the shares of 1265702 Alberta ULC, 1265704 Alberta ULC, 1265706 Alberta ULC and 1265707 Alberta ULC (collectively, the “CP Subsidiaries”) from Burlington Resources Canada Ltd. (“Burlington”), a wholly owned subsidiary of ConocoPhillips Canada.

2.2	Date of Acquisition

The date of the ConocoPhillips Acquisition was January 22, 2007.

2.3	Consideration

The consideration paid for the CP Assets consisted of $1.0375 billion in cash consideration and the assumption by Pengrowth of various liabilities, including the abandonment liability for the CP Assets, the present value of which was estimated to be $95 million assuming a discount rate of 8%. The ConocoPhillips Acquisition was funded through a public offering on December 8, 2006 of 24,265,000 trust units of Pengrowth (“Units”) at a price of $19.00 per Unit for total gross proceeds of $461,035,000 (the “Equity Offering”) and by borrowing $600,000,000 from a bridge credit facility with a syndicate of Canadian chartered banks (the “Bridge Credit Facility”), after adjustments.

2.4	Effect on Financial Position

The CP Assets included oil and natural gas producing properties in the Lethbridge, Southeast, Fenn Big Valley, Harmattan, West Central and Red Earth areas of Alberta and the Freefight area of Saskatchewan and encompassed approximately 520,000 gross acres (343,000 net) of developed lands.

For a more detailed description of the CP Assets, the production volumes, estimated reserves and future net revenue attributable thereto, and the material assumptions used in preparing such estimates, reference is made to the information included under the heading “ConocoPhillips Acquisition” on pages S-12 to S-18 and in Schedules “C” through “I” of Pengrowth’s prospectus supplement, dated December 1, 2006 and prepared in connection with the Equity Offering (the “Prospectus Supplement”), which information is expressly incorporated herein by reference.

Pengrowth is pursuing a comprehensive asset rationalization program (the “Asset Rationalization Program”) with respect to its entire portfolio of oil and natural gas properties. Pengrowth intends to dispose of assets producing approximately 7,700 boepd in total, comprised of approximately 3,400 boepd from its existing portfolio of properties, and assets producing approximately 4,300 boepd from the CP Assets. The assets marked for disposition are located in non-core areas. The proceeds of these dispositions, if any, will be used to reduce Pengrowth’s indebtedness under the Bridge Credit Facility. There can be no assurance that Pengrowth will be successful in disposing of these assets or the magnitude of the proceeds therefrom.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

Not applicable.

2.7	Date of Report

March 16, 2007.

Financial Statements

The schedules of revenue, royalties and operating expenses and notes thereto relating to the CP Assets for the years ended December 31, 2005 and 2004, together with the report of the auditors thereon, and the unaudited schedule of revenue, royalties and operating expenditures for the nine months ended September 30, 2006 and 2005 attached as Schedule “A” to the Prospectus Supplement are expressly incorporated herein by reference.

The unaudited pro forma consolidated financial statements of Pengrowth after giving effect to the ConocoPhillips Acquisition, the strategic business combination with Esprit Energy Trust and the Equity Offering, including a pro forma balance sheet as at September 30, 2006, a pro forma consolidated statement of income for the nine months ended September 30, 2006 and a pro forma consolidated statement of income for the year ended December 31, 2005 (including a reconciliation of such statements to United States generally accepted accounting principles) attached as Schedule “B” to the Prospectus Supplement are expressly incorporated herein by reference.

Caution Regarding Engineering Terms

When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caution Regarding Forward-Looking Information

This business acquisition report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this business acquisition report include, but are not limited to, statements with respect to: benefits of the ConocoPhillips Acquisition, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax effect and treatment, abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005, under “Risk Factors” in our Annual Information Form dated

March 29, 2006 and in other recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this business acquisition report are made as of the date of this business acquisition report and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this business acquisition report are expressly qualified by this cautionary statement.